Exhibit 99.1

Gazit-Globe Ltd. 1 HaShalom Rd. Tel Aviv, Israel 67892 +972 3 694 8000	For additional information: Gil Kotler, Senior Executive VP and CFO

FOR IMMEDIATE RELEASE:

Gazit-Globe Reports Year-End and Fourth Quarter 2014 Financial Results

Gazit-Globe completes a year of significant improvements to its portfolio with investments in the Group totaling NIS 4.5 billion and divestment of non-core assets totaling NIS 3.1 billion

FFO grew by 2% to NIS 598 million; Net debt to total assets (LTV) declined to 51.0%

TEL-AVIV, ISRAEL; March 24, 2015 – Gazit-Globe (NYSE; TSX; TASE: GZT), one of the world’s leading multi-national real estate companies focused on the management, acquisition, development and redevelopment of supermarket-anchored shopping centers in major urban markets, announced today its financial results for the year and the fourth quarter ended December 31, 2014.

References to the “Group” relate to Gazit-Globe’s consolidated statements. References to the “Company” relate to Gazit-Globe’s stand-alone financial statements. Unless otherwise stated, financial information included in this press release relates to the “Group”.

Highlights:

•	The total assets managed by the Group amounted to approximately NIS 80 billion (US$ 20.6 billion) with total equity (including minority interests and the consolidation of Atrium) of NIS 32 billion (US$ 8.2 billion), and yearly rental income from all the properties managed by the Group totaled approximately NIS 7 billion (US$ 1.8 billion).

•	NOI for the year decreased by 4% to NIS 3,329 million (US$ 856 million) compared to NIS 3,457 million (US$ 889 million) in 2013. Excluding the effect of changes in exchange rates, NOI remained stable compared to 2013

•	FFO for the year increased by 2% to NIS 598 million (US$ 154 million), or NIS 3.39 per share (US$ 0.87 per share), compared to NIS 585 million (US$ 150 million), or NIS 3.41 per share (US$ 0.88 per share), in 2013. The number of shares grew by 3% between the periods. Excluding the effect of changes in exchange rates, FFO increased by 8% and FFO per share increased by 5% compared to 2013

•	Investments during the year totaled NIS 3.3 billion (US$ 0.85 billion), the group also recycled capital from the divestment of non-core assets in the amount of NIS 2.7 billion (US$ 0.69 billion). Assuming consolidation of jointly controlled companies that are presented according to the equity method, total investments amounted to NIS 4.5 billion (US$ 1.16 billion), and divestment of non-core assets totaled NIS 3.1 billion (US$ 0.80 billion)

•	Same Property NOI for the year, excluding the effect of changes in exchange rates, grew by 1.7% compared to 2013

•	Occupancy rate as of December 31, 2014 was 95.9%, compared to an occupancy rate of 95.0% as of December 31, 2013

•	Shareholders’ equity as of December 31, 2014 totaled NIS 8,023 million (US$ 2,063 million), or NIS 45.0 per share (US$ 11.58 per share), compared to NIS 7,802 million (US$ 2,006 million), or NIS 44.4 per share (US$ 11.42 per share), as of December 31, 2013 and after a dividend distribution of NIS 1.80 per share (US$ 11.58 per share) in 2014

•	EPRA NAV per share as of December 31, 2014 was NIS 60.2 (US$ 15.48) compared to NIS 57.9 per share (US$ 14.89) as of December 31, 2013, after dividend distribution as mentioned above

•	As of December 31, 2014, the Group had liquid assets and unutilized revolving credit facilities in the amount of NIS 11.5 billion (US$ 2.96 billion) of which NIS 3.7 billion (US$ 0.95 billion) is at the Company level. A jointly controlled company has an additional NIS 2.0 billion (US$ 0.51 billion) in cash

•	As of December 31, 2014, net debt to total assets (LTV) was 51.0%, compared to 55.1% as of December 31, 2013

•	The Company declared a quarterly cash dividend of NIS 0.46 per share payable on April 14, 2015 to shareholders of record as of April 7, 2015, which represents an annualized dividend per share of NIS 1.84. The dividend policy for 2015 is a minimum quarterly dividend payment of NIS 0.46 per share, representing an increase of 2.2% over the 2014 dividend

Roni Soffer, President of Gazit-Globe: “2014 was a very active year and the Group successfully executed its integrated business strategy. Most notably, we saw continued focus and improvement on the portfolio via capital recycling of non-core assets as well as investment in prime assets in urban areas characterized by low risk and high growth potential. The Group is currently in the midst of developing and redeveloping properties totaling NIS 6.5 billion. We expect the potential cash flow from these activities to be reflected in our results over the next few years. The Group also raised both equity and debt, increasing its total liquidity to NIS 13.5 billion, and simultaneously continued to deleverage with its LTV declining to 51.0%.”

Exchange rate as of December 31, 2014 of 1 USD = 3.889 NIS

Financial Highlights for 2014:

•	Rental income decreased by 5% to NIS 4,913 million compared to NIS 5,146 million in 2013. The decrease is mainly a result of the decrease in average exchange rates of the US Dollar, Canadian Dollar and Euro against the NIS as well as asset sales during the year 2013 and 2014 in the amount of NIS 5.4 billion. The decrease was offset by income from properties whose development has been completed, income from the operation of additional assets acquired during 2013 and 2014 and an increase of income from existing assets. Excluding the effect of changes in exchange rates, rental income decreased by 1% compared to 2013

•	NOI for the year decreased by 4% to NIS 3,329 million compared to NIS 3,457 million in 2013. Excluding the effect of changes in exchange rates, NOI remained stable compared to 2013

•	Same-property NOI, excluding the effect of changes in exchange rates, grew by 1.7%, resulting from an increase of 2.9% in the same-property NOI from North America, a 0.5% increase in same-property NOI from Europe and a 2.3% increase in same-property NOI from Israel

•	FFO for the year increased by 2% to NIS 598 million, or NIS 3.39 per share, compared to NIS 585 million, or NIS 3.41 per share, in 2013. The number of shares grew by 3% between the periods. Excluding the effect of changes in exchange rates, FFO increased by 8% and FFO per share increased by 5% compared to 2013.

•	Net income attributable to the Company’s shareholders for the year totaled NIS 73 million, or NIS 0.39 per share, compared to NIS 927 million, or NIS 5.35 per share, in 2013. The decrease in net income is mainly driven from an accounting loss resulting from marking-to-market financial derivatives (mostly currency swaps) in the amount of NIS 190 million compared to a net income of NIS 431 million in 2013, a loss of NIS 154 resulting from early repayment of loans and a loss in the amount of NIS 146 million (Company’s share) due to losses in Dori Construction.

•	Occupancy rate as of December 31, 2014 increased to 95.9% from 95.0% as of December 31, 2013. Occupancy rate as of December 31, 2013 was 95.6% in North America, 96.5% in Europe and 97.5% in Israel

•	The fair value gain from investment property and investment property under development was NIS 1,053 million compared to NIS 962 million in 2013

•	Shareholders’ equity as of December 31, 2014 totaled NIS 8,023 million, or NIS 45.0 per share, compared to NIS 7,802 million, or NIS 44.4 per share, as of December 31, 2013 and after a dividend distribution of NIS 1.80 per share in 2014.

•	Cash flow from operating activities totaled NIS 1,026 million, compared to NIS 1,189 million in 2013. The decrease in cash flow from operating activities is primarily due to higher negative cash flow in its construction activity in 2014.

Financial Highlights for the three months ended December 31, 2014:

•	Rental income decreased by 1% to NIS 1,259 million compared to NIS 1,269 million in the same quarter last year. The decrease mainly results from asset sales during 2014 in the amount of NIS 2.7 billion. The decrease was offset by income from properties whose development has been completed, income from the operation of additional assets acquired during 2014 and an increase of income from existing assets.

•	NOI for the quarter decreased by 2% to NIS 840 million compared to NIS 855 million in the same quarter last year. The decrease is mainly a result of asset sales during 2014.

•	FFO for the quarter decreased by 8% to NIS 135 million, or NIS 0.76 per share, compared to NIS 147 million, or NIS 0.84 per share, in same quarter last year. The number of shares grew by 1% between the periods.

•	Loss attributable to the Company’s shareholders totaled NIS 217 million, or NIS 1.25 per share, compared to net income of NIS 224 million, or NIS 1.27 per share, in the same quarter last year. The loss mainly derives from an accounting loss resulting from marking-to-market financial derivatives (mostly currency swaps) in the amount of NIS 338 million compared to a net income of NIS 142 million in the same quarter last year.

•	The fair value gain from investment property and investment property under development was NIS 699 million compared to NIS 436 million in the same quarter last year.

•	Cash flow from operating activities totaled NIS 304 million, compared to NIS 639 million in the fourth quarter 2013. The decrease in cash flow is derived from timing differences between the periods as well as the termination of currency transaction SWAPs in the fourth quarter of 2013

Acquisition, Development, Redevelopment and Capital Recycling Activities:

•	During 2014, the Group invested NIS 3.3 billion, including 5 income-producing properties totaling 81 thousand square meters and adjacent land parcels for future development for a total amount of NIS 1.6 billion as well as NIS 1.7 billion in new development and redevelopment projects. Atrium also acquired 2 assets in Poland and the Czech Republic in a total amount of Euro 205 million (NIS 1.0 billion)

•	As of December 31, 2014, the Group had 10 properties under development with a gross leasable area of 226 thousand square meters and a total investment of NIS 2.0 billion, and 24 properties under redevelopment with a gross leasable area of 374 thousand square meters and a total investment of NIS 4.5 billion. The additional cost to complete the properties under development and redevelopment totals NIS 2.5 billion

•	During 2014, the group sold non-core properties for a total amount of NIS 2.7 billion. (Assuming consolidation of jointly controlled companies that are presented according to the equity method, divestiture of non-core assets totaled NIS 3.1 billion)

•	During 2014, Gazit-Globe’s wholly owned subsidiary, Gazit Brasil, invested a total of R$ 291 million (NIS 450 million) in the acquisition of a new asset, increasing its share in an existing asset, and in development activities. Subsequent to the year end, Gazit Brasil invested R$ 200 (NIS 290 million) in the acquisition of an additional asset.

•	During 2014, ProMed Properties sold 12 medical office building for $405 million pre-tax and transaction costs. Subsequent to the quarter end, ProMed sold 2 additional medical office buildings for $ 28.5 million.

•	During 2014, Gazit-Globe’s wholly owned subsidiary, Gazit Germany, sold three properties for Euro 92 million.

•	Subsequent to the quarter end Gazit-Globe acquired 52.1 million ordinary shares of Atrium European Real Estate Limited (“ATR”) representing approximately 13.9% of ATR’s issued share capital and voting rights. The shares were acquired from a consortium managed by CPI CEE Management LLC, at a price of EUR 4.40 per share, for a total consideration of approximately EUR 229 million in an off-market transaction. With the closing of the transaction Gazit-Globe became the sole controlling shareholder of Atrium.

•	Subsequent to the quarter end, Gazit-Globe entered into an engagement letter with an investment bank to examine strategic alternatives regarding Gazit Development’s income-producing properties and land for development or the holdings of the Company in Gazit Development.

Financing Activities:

•	During 2014, the Group raised NIS 2.5 billion in equity. In addition, the Group raised approximately NIS 3.8 billion through debenture offerings. Also, a joint controlled company (Atrium) raised Euro 350 million (approximately NIS 1.6 billion) through debenture offerings with an average duration of 9.8 years and a yield to maturity of 3.52%.

•	The average cost of debt during 2014 was 4.8%, compared to 4.9% in 2013. The Company declared a quarterly cash dividend of NIS 0.46 per share payable on April 14, 2015 to shareholders of record as of April 7, 2015, which represents an annualized dividend per share of NIS 1.84

ACCOUNTING AND OTHER DISCLOSURES

The Company believes that publication of FFO, which is computed according to EPRA guidance, more correctly reflects the operating results of the Company, since the Company’s financial statements are prepared in line with IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies.

In addition, pursuant to the investment property guideline issued by the Israel Securities Authority in January 2011, FFO is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies on the basis of the EPRA criteria.

As clarified in the EPRA and NAREIT position papers, the EPRA Earnings and the FFO measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income. Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

CONFERENCE CALL/WEB CAST INFORMATION

Gazit-Globe will host a conference call and webcast in English on Tuesday, March 24, 2015 at 5:00 pm Israel Time / 4:00 pm Central European Time / 11:00 am Eastern Time, to review the fourth quarter and year-end 2014 financial results. Shareholders, analysts and other interested parties can access the conference call by dialing 1877 280 2342 (U.S./Canada) or 0800 279 5736 (U.K.) or +44 (0) 20 3427 0503 (International) or 1809 212 925 (Israel), or on the Company’s website www.gazit-globe.com. (Conference ID 7312231)

For those unable to participate during the call, a replay will be available for future review on Gazit-Globe’s website under Investor Relations.

About Gazit-Globe

Gazit-Globe is one of the largest owners, developers and operators of predominantly supermarket-anchored shopping centers in major urban markets around the world. Gazit-Globe is listed on the New York Stock Exchange (NYSE: GZT), the Toronto Stock Exchange (TSX: GZT) and the Tel Aviv Stock Exchange (TASE: GZT) and is included in the TA-25 and Real-Estate 15 indices in Israel. Gazit-Globe owns and operates 524 properties in more than 20 countries, with a gross leasable area of approximately 6.3 million square meters and a total value of approximately US$ 21 billion.

FOR ADDITIONAL INFORMATION

A comprehensive copy of the Company’s annual report is available on Gazit-Globe website at www.gazit-globe.com

Investors Contact: IR@gazitgroup.com, Media Contact: press@gazitgroup.com

Gazit-Globe Headquarters, Tel-Aviv, Israel, Tel: +972 3 6948000 / New York Office, Tel: +1 212 897 9741

FORWARD LOOKING STATEMENTS

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Below please find excerpts from our 2014 Annual Report. For our full 2014 Annual Report in English, please go to http://www.gazitglobe.com/financial-reports.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31,
	2014	2013
	NIS in millions
ASSETS
CURRENT ASSETS
Cash and cash equivalents	650	1,018
Short-term investments and loans	368	504
Marketable securities	299	100
Financial derivatives	90	39
Trade receivables	536	689
Other accounts receivable	303	302
Inventory of buildings and apartments for sale	588	692
Income taxes receivable	14	19

	2,848	3,363
Assets classified as held for sale	1,046	611

	3,894	3,974

NON-CURRENT ASSETS
Equity-accounted investees	6,213	5,907
Other investments, loans and receivables	564	659
Available-for-sale financial assets	383	435
Financial derivatives	288	769
Investment property	56,646	53,309
Investment property under development	1,642	2,479
Non-current inventory	2	23
Fixed assets, net	171	160
Intangible assets, net	103	106
Deferred taxes	78	106

	66,090	63,953

	69,984	67,927

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31,
	2014	2013
	NIS in millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Credit from banks and others	553	257
Current maturities of non-current liabilities	2,711	2,914
Financial derivatives	59	32
Trade payables	900	940
Other accounts payable	1,262	1,272
Advances from customers and buyers of apartments	304	267
Income taxes payable	74	32

	5,863	5,714
Liabilities attributed to assets held for sale	110	73

	5,973	5,787

NON-CURRENT LIABILITIES
Debentures	24,433	22,231
Convertible debentures	1,254	1,221
Interest-bearing loans from financial institutions and others	8,552	12,692
Financial derivatives	94	169
Other financial liabilities	190	198
Deferred taxes	3,618	3,276

	38,141	39,787

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital	232	229
Share premium	4,411	4,288
Retained earnings	4,915	5,160
Foreign currency translation reserve	(1,641)	(2,000)
Other reserves	127	146
Loans granted to purchase shares of the Company’s shares *)	—	—
Treasury shares	(21)	(21)

	8,023	7,802
Non-controlling interests	17,847	14,551

Total equity	25,870	22,353

	69,984	67,927

*)	Represents an amount of less than NIS 1 million.

CONSOLIDATED STATEMENTS OF INCOME

	Year ended
	December 31,
	2014	2013	2012
	NIS in millions
Rental income	4,913	5,146	5,249
Property operating expenses	1,584	1,689	1,705

Net operating rental income	3,329	3,457	3,544

Revenues from sale of buildings, land and construction works performed	1,357	1,672	1,760
Cost of buildings sold, land and construction works performed	1,660	1,688	1,720

Gross profit (loss) from sale of buildings, land and construction works performed	(303)	(16)	40

Total gross profit	3,026	3,441	3,584

Fair value gain from investment property and investment property under development, net	1,053	962	1,938
General and administrative expenses	(619)	(610)	(673)
Other income	55	218	164
Other expenses	(81)	(74)	(47)
Company’s share in earnings of equity-accounted investees, net	12	149	299

Operating income	3,446	4,086	5,265
Finance expenses	(2,115)	(2,185)	(2,214)
Finance income	157	549	120

Income before taxes on income	1,488	2,450	3,171
Taxes on income	405	265	758

Net income	1,083	2,185	2,413

Attributable to:
Equity holders of the Company	73	927	901
Non-controlling interests	1,010	1,258	1,512

	1,083	2,185	2,413

Net earnings per share attributable to equity holders of the Company:
Basic net earnings	0.41	5.41	5.46

Diluted net earnings	0.39	5.35	5.25

FFO (EPRA Earnings)

The table below presents the calculation of the Company’s FFO, calculated according to the recommendations of EPRA and the guidelines of the Israel Securities Authority, and its FFO per share for the stated periods:

	For the year ended December 31			For the 3 months ended December 31
	2014	2013	2012	2014	2013
	NIS in millions (other than per share data)
Net income (loss) attributable to equity holders of the Company for the period	73	927	901	(217)	224
Adjustments:
Fair value gain from investment property and investment property under development, net	(1,053)	(962)	(1,938)	(699)	(436)
Capital loss on sale of investment property	65	52	5	17	13
Changes in the fair value of financial instruments, including derivatives, measuredat fair value through profit or loss	156	(435)	(36)	312	(143)
Adjustments with respect to equity-accounted investees	324	60	(43)	249	54
Loss from decrease in interest in investees	1	11	4	—	1
Deferred taxes and current taxes with respect to disposal of properties	399	262	752	154	110
Gain from bargain purchase	(47)	(173)	(134)	(47)	—
Acquisition costs recognized in profit or loss	6	10	26	1	5
Loss (gain) from early redemption of interest-bearing liabilities and financial derivatives	154	142	147	19	(3)
Non-controlling interests’ share in above adjustments	267	375	643	273	257

Nominal FFO	345	269	327	62	82

Additional adjustments:
CPI and exchange rate linkage differences	(5)	152	94	(18)	(11)
Depreciation and amortization	13	16	16	3	4
Adjustments with respect to equity-accounted investees	(3)	27	2	13	13
Other adjustments(1)	248	121	94	75	59

FFO according to the management approach	598	585	533	135	147

FFO according to the management approach per share (in NIS)	3.39	3.42	3.23	0.76	0.84

FFO according to the management approach per share (diluted) (in NIS)	3.39	3.41	3.23	0.76	0.84

Number of shares used in the basic FFO per share calculation (in thousands)(2)	176,459	171,103	164,912	178,102	175,787

Number of shares used in the diluted FFO per share calculation (in thousands)(2)	176,546	171,413	165,016	178,190	176,092

1.	Income and expenses adjusted against the net income for the purpose of calculating FFO, which include the adjustment of expenses and income from extraordinary legal proceedings not related to the Reporting Periods, expenses due to non-recurring payments relating to the termination of engagements with senior Group officers, as well as income and expenses from operations not related to income-producing property (including the results of Dori Group) and internal leasing costs (mainly salary) incurred in the leasing of properties.

2.	Weighted average for the period.